Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

OUSTER, INC.

Ouster, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.	The name of this corporation is Ouster, Inc.

2.	This Corporation’s Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 10, 2021.

3.

This Certificate of Amendment to the Certificate of Incorporation was duly proposed, adopted and approved by the Corporation’s board of directors and was duly adopted by the stockholders of the Corporation, at an annual meeting of the stockholders of the Corporation, in accordance with the applicable provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware.

4.	Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is 300,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 200,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 100,000,000, having a par value of $0.0001 per share.”

5.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, this Certificate of Amendment to the Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 17th day of June, 2026.

OUSTER, INC.

By:	/s/ Megan Chung
Name:	Megan Chung
Title:	General Counsel and Secretary